Exhibit 99.1

Summary of Consolidated Financial Results

For the Year Ended March 31, 2018

[Japanese GAAP]

May 15, 2018

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344
Scheduled date of Ordinary General Meeting of Shareholders:	June 28, 2018
Scheduled date of commencement of dividend payment:	—
Scheduled date of filing Annual Securities Report:	June 29, 2018
Supplementary materials for financial results:	Yes
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2018 (from April 1, 2017 to March 31, 2018)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net loss attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2018	12,332	10.0	231	—	37	—	(725)	—
March 31, 2017	11,207	6.2	(1,206)	—	(1,254)	—	(948)	—

Note: Comprehensive loss

Year ended March 31, 2018	¥(675) million [(—%)]
Year ended March 31, 2017	¥(1,022) million [(—%)]

	Net loss per share (basic)	Net loss per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
Years ended	Yen	Yen	%	%	%
March 31, 2018	(19.08)	—	(16.3)	0.2	1.9
March 31, 2017	(26.07)	—	(20.7)	(8.6)	(10.8)

Reference: Equity in earnings of affiliates

Year ended March 31, 2018	¥— million
Year ended March 31, 2017	¥— million

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2018	14,755	4,437	28.0	108.55
March 31, 2017	16,158	5,018	29.6	125.99

Reference: Equity

As of March 31, 2018	¥4,128 million
As of March 31, 2017	¥4,777 million

(3)     Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
Years ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
March 31, 2018	1,417	(784)	(138)	4,973
March 31, 2017	(198)	(1,643)	4,563	4,533

2.   Dividends

	Dividend per share							Ratio of dividends to
	End of first quarter	End of second quarter	End of third quarter	End of year	Total	Total dividends	Payout ratio (consolidated)	net assets (consolidated)
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
Years ended March 31, 2017	—	0.00	—	0.00	0.00	—	—	—
March 31, 2018	—	0.00	—	0.00	0.00	—	—	—

Year ending March 31, 2019 (Forecast)	—	0.00	—	3.00	3.00		38.0

3.   Consolidated Forecasts for the Year Ending March 31, 2019 (from April 1, 2018 to March 31, 2019)

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2019	13,800	11.9	700	202.4	600	—	300	—	7.89

*     Notes

(1)      Changes in important subsidiaries during the current year (changes in the scope of consolidation): None

Newly included:	None
Excluded:	None

(2)     Changes in accounting policies, changes in accounting estimates, and revisions restated

1)  Changes associated with the revision of accounting standards: None

2)  Changes in accounting policies other than the above 1): Yes

3)  Changes in accounting estimates: None

4)  Revisions restated: None

(3)      Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2018:	38,029,862 shares
As of March 31, 2017:	37,921,862 shares

2)  Number of treasury stock at the year-end

As of March 31, 2018:	630 shares
As of March 31, 2017:	630 shares

3)  Average number of issued and outstanding shares during the year

Year ended March 31, 2018:	38,007,877 shares
Year ended March 31, 2017:	36,372,576 shares

<Reference> Summary of Nonconsolidated Financial Results

1.   Nonconsolidated Financial Results for the Year Ended March 31, 2018 (from April 1, 2017 to March 31, 2018)

(1) Nonconsolidated results of operations	(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2018	4,667	5.7	634	549.9	574	—	229	—
March 31, 2017	4,415	(3.2)	97	(69.3)	52	(72.4)	2	(96.1)

	Net income per share (basic)	Net income per share (diluted)
Years ended	Yen	Yen
March 31, 2018	6.04	5.80
March 31, 2017	0.08	0.08

(2)     Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2018	16,984	7,128	40.4	180.46
March 31, 2017	15,888	6,548	39.9	167.18

Reference: Equity

As of March 31, 2018	¥6,862 million
As of March 31, 2017	¥6,339 million

*      These consolidated financial results for the year ended March 31, 2018, are out of the scope of the year-end audit procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position, (1) Analysis of operating results” in attachment on page 2.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position	2

(1)	Analysis of operating results	2
(2)	Analysis of financial position	4
(3)	Analysis of cash flows	5
(4)	Basic policy for profit distribution and dividends in the current and next years	5
(5)	Forecast for the future	5

2.	Basic Views of Selected Accounting Standards	6

3.	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	7

(1)	Consolidated balance sheets	7
(2)	Consolidated statements of operations and consolidated statements of comprehensive loss	9
(3)	Consolidated statements of changes in net assets	11
(4)	Consolidated statements of cash flows	13
(5)	Notes to the consolidated financial statements	14
	Going-concern assumptions	14
	Changes in accounting policies	14
	Segment information	15
	Per share information	16
	Significant subsequent events	17

Analysis of Operating Results and Financial Position

(1)         Analysis of operating results

FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (the “Group”) operate under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (“AI”)-based search engine called KIBIT, to create an environment where users can obtain essential and appropriate information and also to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare, and nursing.

In the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018), the outlook of the world economy remained unclear due to persistent uncertainties in the world economy and heightened geopolitical risk, despite many stabilization efforts led by developed countries that are now in full swing. The Japanese economy remained in a moderate recovery in general, thanks to the high-level of corporate profits and improvements in the employment situation. In June 2017, the Cabinet approved the Future Strategy 2017, a revolution in order to realize “Society 5.0,” and the strategy identifies a full-fledged implementation of the revolutionary Internet of Things and AI technologies in society and the business sector as the key elements to reach Japan’s mid- and long-term growth ambitions. Japan is faced with social challenges, such as a decrease in the productive-age population, elimination of working long hours, and streamlining operational processes. As solutions to these challenges, the adoption and effectiveness of AI are mentioned in the media on a regular basis. The AI market is growing and expanding rapidly, and its influence is far-reaching. Given the situation, the Group focused on exploiting the potentials of the AI market by leveraging the experience and expertise accumulated as a front runner in the introduction of AI into the business sector, ahead of many industry peers.

In the Legal Tech business(*), the eDiscovery market (contracts with companies in Asia) has been expanding at 15% annually. This is primarily driven by a sharp increase in the volume of electronically stored information in companies subject to the discovery process, while the pressure for lower unit prices grows stronger each year. In the coming years, the market could evolve and shift in favor of vendors with their own eDiscovery tools. During the fiscal year ended March 31, 2018, the Group worked on creating a cross-border operating platform as a top priority to win projects from companies in Asia, through practical application of its proprietary eDiscovery support system “Lit i View” to the fullest extent, leveraging the processing capability for Asian language eDiscovery, efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the whole eDiscovery process for its customers. As a result of these increased marketing measures, the Group began to see the effects and positive results from the three-month period ended December 31, 2017, with strong sales performances from bases in South Korea and Taiwan during the second half of the fiscal year ended March 31, 2018. In addition, as a result of the structural reforms in the U.S. subsidiary (through project management and cost-cutting measures) commenced in the three-month period ended September 30, 2017, with stronger leadership by the Company, the U.S. subsidiary recorded operating profits in the fourth quarter of the fiscal year ended March 31, 2018, and the Legal Tech business as a whole returned to profitability.

In the AI Solution business(*), strong performances continued in Japan in the fields of business intelligence, healthcare, and digital communications, while sales increased following the launch of KIBIT-equipped products at overseas bases, such as South Korea and Taiwan. As a result, the number of companies that have implemented KIBIT products increased to 78 in the AI Solution business, which employs a stock business model, and net sales in the overall AI Solution business for the fiscal year ended March 31, 2018, increased significantly by 2.9 times year-on-year and recorded operating profits in the third and fourth quarters of the fiscal year ended March 31, 2018.

The business intelligence field is the driving force of the AI Solution business segment. In addition to an ongoing steady increase in new uses at financial institutions, KIBIT is being introduced to existing users on a broader front for problem-solving in multiple new fields on top of the initially planned applications.

In the healthcare field, a new CEO joined a subsidiary of the Company, FRONTEO Healthcare Inc. (“FRONTEO Healthcare”), in May 2017 and under her leadership, progress was made in the establishment and strengthening of a one-stop system from idea-driven research and development through analysis and marketing with evidence-based concepts. FRONTEO Healthcare won contracts for operational improvement consulting services from the pharmaceutical sector, and made progress in medium- to long-term projects developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Majors using Computational Psychiatry Technology. Another significant achievement for the Group during the fiscal year ended March 31, 2018, was the development of the Group’s second proprietary AI-based search engine called “Concept Encoder.” This technology allows users to analyze numerical data, such as gene expression, vital signs, and laboratory test values, in addition to language information, and promotes the use of big data in the healthcare sector. The new technology has already been utilized in a broad spectrum of data analyses in the medical field of diagnosis support, healthcare operation support, and pharmaceutical industry support, and the Group will continue to address diversifying needs presented in the healthcare sector in the fiscal year ending March 31, 2019, and thereafter.

In the digital communications field, in addition to exploring areas of application for KIBIT in the Business to Business to Consumer (BtoBtoC) business model, the Group developed a new Kibiro AI-equipped robot and launched a new package as “Kibiro for Biz” with many additional functions to meet corporate customers’ needs. In addition, the Group improved Kibiro of the individual customer model by equipping it with the “watching over” function, which received certain amount of attention in the media, generating deeper product awareness in the market. (*) From the fiscal year ended March 31, 2018, names of reportable segments have been changed as follows: the Legal business to the Legal Tech business and the AI business to the AI Solution business.

As a result of these activities, the Group reported record high net sales of 12,332,062 thousand yen (a 10.0% increase year-on-year), operating income of 231,495 thousand yen (operating loss of 1,206,662 thousand yen in the fiscal year ended March 31, 2017), ordinary income of 37,890 thousand yen (ordinary loss of 1,254,944 thousand yen in the fiscal year ended March 31, 2017), reporting profit for the year ended March 31, 2018. However, the Group recorded net loss attributable to owners of the parent of 725,263 thousand yen (net loss attributable to owners of the parent of 948,067 thousand yen in the fiscal year ended March 31, 2017), due to the effects of 786,361 thousand yen of restructuring expenses temporarily incurred in structural reforms in the U.S. subsidiary and 73,160 thousand yen of impairment losses recorded in the AI Solution business, which were recorded as extraordinary losses. Despite the above, the Group’s financial results are now on a solid recovery, boosted by effects of profit-focused structural reforms implemented in the Legal Tech business and reinforcement of the cross-border operating platform in the legal business. The Legal Tech and AI Solution businesses are expected to enter into the growth and sustainable prosperity phase in the fiscal year ending March 31, 2019.

Overview of each business segment is as follows:

(Legal Tech business)

1)        eDiscovery services

Net sales from eDiscovery services were 11,029,553 thousand yen, an increase of 5.6% from the fiscal year ended March 31, 2017, due to winning major contracts for eDiscovery services in South Korea and Taiwan, as well as the effects of the establishment of the cross-border operating platform.

2)        Forensic services

Net sales from forensic services were 391,821 thousand yen, a decrease of 12.8% from the fiscal year ended March 31, 2017, due to a drop in the number of contracts with the U.S. government.

As a result, net sales of the Legal Tech business were 11,421,374 thousand yen, an increase of 4.8% from the fiscal year ended March 31, 2017. Additionally, as shown in the segment information section below, operating income for the Legal Tech business was 570,345 thousand yen (loss of 491,543 thousand yen in the fiscal year ended March 31, 2017).

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
1) eDiscovery services	Review	3,209,813 (2,696,074)
	Collection and Process	2,911,634 (2,778,186)
	Hosting	4,908,105 (4,973,644)
	Total	11,029,553 (10,447,905)

2) Forensic services		391,821 (449,124)

Total net sales for the Legal Tech business		11,421,374 (10,897,030)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2017.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	4,912,549 (4,384,279)

United States and Europe	6,508,825 (6,512,751)

Total net sales of the Legal Tech business	11,421,374 (10,897,030)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2017.

(AI Solution business)

In the AI Solution business, in addition to robust performance in Japan for solutions to the financial institutions in the business intelligence field, contributions to AI Solution business-related sales from overseas bases, such as sales of KIBIT-equipped products in South Korea, aided the business in steadily building up the scale of business operations.

Net sales from the AI Solution business were 910,687 thousand yen, an increase of 193.1% from the fiscal year ended March 31, 2017. However, new business-related costs of 1,265,948 thousand yen for new products development, sales, and marketing activities, led to operating loss of 338,850 thousand yen (operating loss of 715,118 thousand yen in the fiscal year ended March 31, 2017). Expenses related to back-office divisions of the Company of 168,024 thousand yen were allocated to the AI Solution business.

Overview of net sales by service type is as follows:

(Thousands of yen)

Net sales
AI Solution business	Business intelligence	553,711 (256,982)
	Digital communications	66,391 (30,880)
	Healthcare	132,967 (149)
	AI Solution-overseas	157,617 (22,688)

Total net sales from the AI Solution business		910,687 (310,700)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2017.

(2)         Analysis of financial position

(Assets)

Total assets decreased by 1,403,719 thousand yen to 14,755,152 thousand yen compared with the end of the previous year.

Current assets decreased by 667,287 thousand yen to 8,366,875 thousand yen compared with the end of the previous year. This was mainly due to an increase of 440,494 thousand yen in cash and deposits, a decrease of 358,678 thousand yen in notes and accounts receivable-trade, and a decrease of 534,924 thousand yen in deferred tax assets.

Noncurrent assets decreased by 736,431 thousand yen to 6,388,277 thousand yen compared with the end of the previous year. This was primarily attributable to a decrease of 375,232 thousand yen in buildings due to retirement; decreases of 236,901 thousand yen in software, 194,235 thousand yen in goodwill, and 241,864 thousand yen in customer-related assets due to amortization; and an increase of 348,300 thousand yen in investment securities.

(Liabilities)

Total liabilities decreased by 822,095 thousand yen to 10,318,098 thousand yen compared with the end of the previous year.

Current liabilities increased by 575,393 thousand yen to 4,272,392 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 396,383 thousand yen in accounts payable-trade, an increase of 500,000 thousand yen in short-term loans payable, an increase of 162,680 thousand yen in current portion of long-term loans payable, and an increase of 83,918 thousand yen in income taxes payable. .

Noncurrent liabilities decreased by 1,397,489 thousand yen to 6,045,705 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 794,293 thousand yen in long-term loans payable and a decrease of 478,501 thousand yen in deferred tax liabilities.

(Net assets)

Total net assets decreased by 581,624 thousand yen to 4,437,054 thousand yen compared with the end of the previous year. This was primarily attributable to a decrease of 737,094 thousand yen in retained earnings.

(3)         Analysis of cash flows

Cash and cash equivalents (hereinafter, “cash”) increased to 4,973,642 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 1,417,188 thousand yen (a decrease of 1,615,253 thousand yen in net cash outflows from the previous year). This was largely due to a decrease in loss before income taxes, an increase in restructuring expenses, and a decrease in notes and accounts receivable-trade.

(Cash flows from investing activities)

Net cash used in investing activities was 784,744 thousand yen (a decrease of 858,518 thousand yen in net cash outflows from the previous year). This was mainly attributable to payments of 353,288 thousand yen for the acquisition of intangible assets and 341,051 thousand yen for the acquisition of property, plants, and equipment.

(Cash flows from financing activities)

Net cash used in financing activities was 138,706 thousand yen (an increase 4,702,635 thousand yen in net cash outflows from the previous year). This was mainly due to 2,600,000 thousand yen of repayment of short-term loans payable, 3,100,000 thousand yen of proceeds from short-term loans payable, and 826,083 thousand yen of repayment of long-term loans payable.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017	March 31, 2018
Equity ratio (%)	67.8	65.4	33.8	29.6	28.0
Market value-based equity ratio (%)	242.1	435.7	264.0	166.4	226.0
Interest-bearing debt to cash flow ratio (years)	29.2	1.3	7.4	(28.2)	4.7
Interest coverage ratio (times)	2.8	141.2	37.9	(8.3)	26.5

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts (*3)/cash flows

Interest coverage ratio = Cash flows (*2)/interest payments

Notes:                  1.    Figures are calculated on a consolidation basis.

2.    Cash flows represent operating cash flows.

3.    Interest-bearing debts include all liabilities that incur interests recorded in the consolidated balance sheets.

(4)         Basic policy for profit distribution and dividends in the current and subsequent years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations, while retaining sufficient earnings to improve financial soundness, conducting aggressive business development, and strengthening its operating foundation. For the year ended March 31, 2018, the Group has determined to pay no year-end dividend considering its financial conditions.

With regard to the next fiscal year ending March 31, 2019, management forecasts a year-end dividend of 3 yen per share.

(5)         Forecast for the future

For the year ending March 31, 2019, the Group will continue proactive business development in order to meet the strong demand in the Legal Tech and AI Solution businesses. In addition, the Group regards the coming year as the period to reinforce the business foundation for the next leap forward and will be focusing on strengthening the organization, increasing workforce, and developing human resource.

In the Legal Tech business, the Group has reinforced the operational structure of the U.S. subsidiary and established a cross-border marketing framework during the current year, which includes developing strict project management and making cost-reduction efforts. With these efforts, the Group expects that the outcomes of such measures will contribute to generating profits over the coming year.

The Group expects to increase sales and return to profitability in the AI Solution business where the business intelligence field acts as a driving force over the coming year. In the business intelligence field, the Group will develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growth in the existing areas, such as finance and intellectual properties. In the healthcare field, the Group continues to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and to focus on wining joint research and/or contracted development projects.

Based on the above, the Group developed forecasts for the year ending March 31, 2019, as follows: consolidated net sales to be 13,800 million yen (an 11.9% increase from the previous year); operating income to be 700 million yen (a 202.4% increase from the previous year); ordinary income to be 600 million yen (— % change from the previous year); and net income attributable to owners of the parent to be 300 million yen (net loss attributable to owners of the parent of 725 million yen in the fiscal year ended March 31, 2017). The Group expects an average exchange rate for the year ending March 31, 2019, of 105 yen against the U.S. dollar.

Note: The forecasts are based on information currently available to the Group and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

2.          Basic Views of Selected Accounting Standards

The Group adopts generally accepted accounting principles in Japan to facilitate consolidated financial statement comparability between periods and with other companies. The Group plans to determine whether International Financial Reporting Standards (IFRS) adoption is appropriate for the Group by considering internal and external business conditions faced by the Company, possibilities of diversifying financing sources, and other factors.

3.          Consolidated Financial Statements and Notes to the Consolidated Financial Statements

(1)    Consolidated balance sheets

(Thousands of yen)

	Previous year (as of March 31, 2017)	Current year (as of March 31, 2018)
Assets
Current assets
Cash and deposits	4,536,426	4,976,920
Notes and accounts receivable-trade	3,319,973	2,961,294
Merchandise	69,396	37,313
Supplies	4,072	3,425
Deferred tax assets	660,810	125,886
Other	609,117	442,961
Allowance for doubtful accounts	(165,634)	(180,926)
Total current assets	9,034,162	8,366,875
Noncurrent assets
Property, plant, and equipment
Buildings	707,815	296,829
Accumulated depreciation	(185,225)	(149,471)
Buildings, net	522,590	147,357
Vehicles	11,222	9,653
Accumulated depreciation	(5,228)	(6,333)
Vehicles, net	5,993	3,320
Tools, furniture, and fixtures	1,432,040	1,421,973
Accumulated depreciation	(900,269)	(976,048)
Tools, furniture, and fixtures, net	531,770	445,924
Leased assets	125,824	248,411
Accumulated depreciation	(13,097)	(82,161)
Leased assets, net	112,727	166,249
Other	3,775	—
Total property, plant, and equipment	1,176,857	762,851
Intangible assets
Software	910,176	673,275
Goodwill	2,001,315	1,807,080
Customer-related assets	1,913,459	1,671,594
Other	202,404	232,171
Total intangible assets	5,027,355	4,384,121
Investments and other assets
Investment securities	500,414	848,714
Guarantee deposits	140,641	124,074
Long-term deposits	224,380	212,480
Deferred tax assets	4,062	3,296
Other	50,997	52,739
Total investments and other assets	920,496	1,241,304
Total noncurrent assets	7,124,709	6,388,277
Total assets	16,158,872	14,755,152

(Thousands of yen)

	Previous year (as of March 31, 2017)	Current year (as of March 31, 2018)
Liabilities
Current liabilities
Accounts payable-trade	513,223	116,839
Short-term loans payable	1,000,000	1,500,000
Current portion of long-term loans payable	798,269	960,949
Accounts payable-other	196,038	249,567
Income taxes payable	150,260	234,179
Provision for bonuses	153,622	84,902
Deferred tax liabilities	—	4,879
Provision for loss on business liquidation	—	195,628
Other	885,583	925,445
Total current liabilities	3,696,999	4,272,392
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,838,607	4,044,314
Deferred tax liabilities	758,068	279,567
Liabilities for retirement benefits	35,678	40,836
Asset retirement obligations	44,747	45,248
Other	516,092	385,738
Total noncurrent liabilities	7,443,194	6,045,705
Total liabilities	11,140,193	10,318,098
Net assets
Shareholders’ equity
Capital stock	2,481,621	2,507,346
Capital surplus	2,266,210	2,288,934
Retained earnings	99,753	(637,340)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,847,559	4,158,913
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	272,559	514,209
Foreign currency translation adjustment	(342,345)	(544,915)
Total accumulated other comprehensive loss	(69,786)	(30,705)
Subscription rights to shares	208,560	265,884
Noncontrolling interests	32,344	42,962
Total net assets	5,018,678	4,437,054
Total liabilities and net assets	16,158,872	14,755,152

(2)    Consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations

(Thousands of yen)

	Previous year (from April 1, 2016 to March 31, 2017)	Current year (from April 1, 2017 to March 31, 2018)
Net sales	11,202,730	12,332,062
Cost of sales	6,873,770	7,042,136
Gross profit	4,333,960	5,289,926
Selling, general, and administrative expenses	5,540,622	5,058,430
Operating (loss) income	(1,206,662)	231,495
Nonoperating income
Interest income	3,634	2,658
Dividend income	14,400	11,250
Rent income	4,193	15,696
Changes in fair value of contingent consideration	—	46,478
Other	29,845	9,106
Total nonoperating income	52,074	85,190
Nonoperating expenses
Interest expenses	28,981	53,388
Bond issuance cost	16,036	—
Syndicated loan fees	11,783	12,500
Foreign exchange losses	14,593	207,765
Other	28,962	5,142
Total nonoperating expenses	100,356	278,795
Ordinary (loss) income	(1,254,944)	37,890
Extraordinary income
Gain on reversal of subscription rights to shares	—	11,130
Gain on sales of noncurrent assets	685	446
Total extraordinary income	685	11,576
Extraordinary losses
Restructuring expenses	—	786,361
Loss on sale of noncurrent assets	28,464	158
Loss on retirement of noncurrent assets	15,652	980
Impairment loss	—	73,160
Loss on sale of investment securities	2,441	—
Special retirement benefits	70,049	—
Total extraordinary losses	116,607	860,660
Loss before income taxes	(1,370,867)	(811,194)
Income taxes-current	39,966	30,565
Income taxes-deferred	(468,991)	(127,114)
Total income taxes	(429,024)	(96,548)
Net loss	(941,842)	(714,645)
Net income attributable to noncontrolling interests	6,224	10,617
Net loss attributable to owners of the parent	(948,067)	(725,263)

Consolidated statements of comprehensive loss

(Thousands of yen)

	Previous year (from April 1, 2016 to March 31, 2017)	Current year (from April 1, 2017 to March 31, 2018)
Net loss	(941,842)	(714,645)
Other comprehensive (loss) income
Valuation difference on available-for-sale securities	(25,768)	241,650
Deferred gains on hedges	3,942	—
Foreign currency translation adjustment	(58,922)	(202,569)
Total other comprehensive (loss) income	(80,748)	39,080
Comprehensive loss	(1,022,590)	(675,565)
Comprehensive loss (income):
Comprehensive loss attributable to owners of the parent	(1,028,815)	(686,182)
Comprehensive income attributable to noncontrolling interests	6,224	10,617

(3)    Consolidated statements of changes in net assets

Previous year (from April 1, 2016 to March 31, 2017)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,705,931	1,493,391	1,155,073	(26)	4,354,369
Changes in items during the period
Issuance of new shares	775,689	775,689			1,551,379
Dividends from surplus			(107,252)		(107,252)
Net loss attributable to owners of the parent			(948,067)		(948,067)
Other					—
Capital increase of consolidated subsidiaries		(2,870)			(2,870)
Purchase of shares of consolidated subsidiaries					—
Net changes in items other than shareholders’ equity
Total changes in items during the period	775,689	772,819	(1,055,319)	—	493,189
Balance at the end of the period	2,481,621	2,266,210	99,753	(26)	4,847,559

	Accumulated other comprehensive income (loss)
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total accumulated other comprehensive income (loss)	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	298,327	(3,942)	(283,423)	10,961	272,920	19,197	4,657,450
Changes in items during the period
Issuance of new shares							1,551,379
Dividends from surplus							(107,252)
Net loss attributable to owners of the parent							(948,067)
Other							—
Capital increase of consolidated subsidiaries							(2,870)
Purchase of shares of consolidated subsidiaries							—
Net changes in items other than shareholders’ equity	(25,768)	3,942	(58,922)	(80,748)	(64,359)	13,146	(131,961)
Total changes in items during the period	(25,768)	3,942	(58,922)	(80,748)	(64,359)	13,146	361,228
Balance at the end of the period	272,559	—	(342,345)	(69,786)	208,560	32,344	5,018,678

Current year (from April 1, 2017 to March 31, 2018)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	2,481,621	2,266,210	99,753	(26)	4,847,559
Changes in items during the period
Issuance of new shares	25,724	25,724			51,449
Dividends from surplus					—
Net loss attributable to owners of the parent			(725,263)		(725,263)
Other			(11,831)		(11,831)
Capital increase of consolidated subsidiaries					—
Purchase of shares of consolidated subsidiaries		(3,000)			(3,000)
Net changes in items other than shareholders’ equity
Total changes in items during the period	25,724	22,724	(737,094)	—	(688,645)
Balance at the end of the current period	2,507,346	2,288,934	(637,340)	(26)	4,158,913

	Accumulated other comprehensive income (loss)
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total accumulated other comprehensive loss	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	272,559	—	(342,345)	(69,786)	208,560	32,344	5,018,678
Changes in items during the period
Issuance of new shares							51,449
Dividends from surplus							—
Net loss attributable to owners of the parent							(725,263)
Other							(11,831)
Capital increase of consolidated subsidiaries							—
Purchase of shares of consolidated subsidiaries							(3,000)
Net changes in items other than shareholders’ equity	241,650	—	(202,569)	39,080	57,323	10,617	107,021
Total changes in items during the period	241,650	—	(202,569)	39,080	57,323	10,617	(581,624)
Balance at the end of the current period	514,209	—	(544,915)	(30,705)	265,884	42,962	4,437,054

(4)    Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2016 to March 31, 2017)	Current year (from April 1, 2017 to March 31, 2018)
Cash flows from operating activities:
Loss before income taxes	(1,370,867)	(811,194)
Depreciation and amortization	1,039,196	1,015,447
Impairment loss	—	73,160
Amortization of goodwill	131,304	175,354
Bond issuance cost	16,036	—
Syndicated loan fees	11,783	12,500
Special retirement benefits	70,049	—
Loss (gain) on sales of noncurrent assets	27,779	(287)
Loss on retirement of noncurrent assets	15,652	980
Restructuring expenses	—	786,361
Gain on reversal of subscription rights to shares	—	(11,130)
Increase in liabilities for retirement benefits	5,455	5,182
Increase (decrease) in provision for bonuses	37,623	(68,636)
Increase in allowance for doubtful accounts	89,474	25,058
Interest and dividend income	(18,034)	(13,908)
Interest expenses	28,981	53,388
Foreign exchange (gains) losses	(214,401)	223,214
(Increase) decrease in notes and accounts receivable-trade	(385,470)	248,928
(Increase) decrease in inventories	(64,435)	32,724
Increase (decrease) in accounts payable-trade	149,868	(387,845)
(Decrease) increase in accounts payable-other	(292,015)	160,498
Other, net	587,957	86,580
Subtotal	(134,061)	1,606,378
Interest and dividend income received	18,034	13,908
Interest expenses paid	(22,833)	(56,827)
Payments for restructuring expenses	—	(165,983)
Payments for special retirement benefits	(70,049)	—
Income taxes refunded	10,845	19,711
Net cash (used in) provided by operating activities	(198,064)	1,417,188
Cash flows from investing activities:
Purchase of property, plant, and equipment	(328,435)	(341,051)
Proceeds from sale of property, plant, and equipment	9,972	446
Purchase of intangible assets	(501,887)	(353,288)
Proceeds from sale of intangible assets	485	—
Proceeds from sale of investment securities	100,000	—
Payments for guarantee deposits	(28,969)	(7,402)
Proceeds from guarantee deposits	35,134	14,015
Purchase of goodwill	(98,257)	(97,462)
Payments of contingent consideration for shares of subsidiaries	(828,431)	—
Other, net	(2,873)	—
Net cash used in investing activities	(1,643,262)	(784,744)
Cash flows from financing activities:
Proceeds from short-term loans payable	4,370,000	3,100,000
Repayment of short-term loans payable	(3,422,000)	(2,600,000)
Proceeds from long-term loans payable	1,855,897	200,000
Repayment of long-term loans payable	(750,641)	(826,083)
Repayment of finance lease obligations	(16,101)	(42,745)
Proceeds from issuance of bonds with stock acquisition rights	2,500,000	—
Payments from changes in ownership interests in subsidiaries that do not result in change in scope of consolidation	—	(3,000)
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	184,374	31,542
Cash dividends paid	(107,252)	—
Payments of syndicated loan fees	(33,780)	(29,160)
Proceeds from issuance of subscription rights to shares	—	31,012
Other, net	(16,567)	(271)
Net cash provided by (used in) financing activities	4,563,928	(138,706)
Effect of exchange rate change on cash and cash equivalents	14,621	(53,277)
Net increase in cash and cash equivalents	2,737,223	440,460
Cash and cash equivalents at the beginning of the period	1,795,958	4,533,182
Cash and cash equivalents at the end of the period	4,533,182	4,973,642

(5)    Notes to the consolidated financial statements

Going-concern assumptions

Not applicable.

Changes in accounting policies

(Changes in the calculation of cost)

The Company previously calculated the amount of each product to be recorded in the software account by allocating the total expenses incurred for improving and enhancing software functions of the overall software production costs based on man-hours spent. Effective from the three-month period ended September 30, 2017, the Company changed the calculation of cost that expenses directly spent on the improvement and enhancement of software functions of each product are directly allocated to that product, and other expenses are allocated to each product based on the man-hours spent.

The change in the calculation aims to manage the cost of software in a timely and accurate manner, valuate software more appropriately, and calculate accurate profit or loss for the period. The enhanced and developed organizational management structure of the research and development department enabled the Company to clearly aggregate expenses directly spent on the improvement and enhancement of software functions of each product.

As the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017, and prior periods, it is impracticable to determine the cumulative effects by applying this revised calculation retrospectively. Accordingly, the carrying amount of software as of June 30, 2017, is regarded as the beginning balance of the three-month period ended September 30, 2017, and the revised accounting policy is applied prospectively from the beginning of the three-month period ended September 30, 2017.

Due to this change, operating income and ordinary income each decreased by 4,545 thousand yen, and loss before income taxes increased by 4,545 thousand yen for the year ended March 31, 2018, as compared with the amounts calculated by the previous method.

Segment information

I.       Previous year (from April 1, 2016 to March 31, 2017)

1)        Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	10,897,030	310,700	11,207,730	—	11,207,730
(2) Intersegment sales and transfers	—	—	—	—	—
Total	10,897,030	310,700	11,207,730	—	11,207,730
Segment profits (losses)	(491,543)	(715,118)	(1,206,662)	—	(1,206,662)

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction elimination.
(2) Total segment profits (losses) equal to operating loss reported in the consolidated statements of operations.

2)        Information relating to assets for each reportable segment

Not applicable.

3)        Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4)        Matters relating to changes in reportable segments

Not applicable.

II.  Current year (from April 1, 2017 to March 31, 2018)

1)        Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales	11,421,374	910,687	12,332,062	—	12,332,062
(1) External sales
(2) Intersegment sales and transfers	—	—	—	—	—
Total	11,421,374	910,687	12,332,062	—	12,332,062
Segment profits (losses)	570,345	(338,850)	231,495	—	231,495

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction elimination.
(2) Total segment profits (losses) equal to operating profit reported in the consolidated statements of operations.

2)        Information relating to assets for each reportable segment

Not applicable.

3)        Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant, and equipment)

The AI Solution segment recognized impairment losses of 73,160 thousand yen in property, plant, and equipment, held in the healthcare field, which are not expected to be used in the future.

4)        Matters relating to changes in reportable segments

(Changes in the reportable segment categories)

In the Legal Tech business, the Group acquired companies and conducted numerous initiatives to win even more large contracts (cross-border contracts) with Asian companies in the U.S. region. The Group embarked on structural reforms in the U.S. subsidiary in the six-month period ended September 30, 2017, reviewed the cost structures applied in the Legal Tech business, while it made an apparent shift in the marketing strategy to place further emphasis on the cross-border projects. As a result, significant improvements were made in revenues and expenditures in the nine-month period ended December 31, 2017, in line with the significant increase in the number of cross-border projects for the same periods.

Amid this situation, the Group underwent organizational restructure in February 2018 to implement a structure that overarches all business bases for cross-border contracts and enhance its capabilities as one group. Specifically, the Global Legal Tech Business Division General Manager has been appointed, who oversees marketing activities at all business bases, to centralize decision-making. In addition, the Group monitors the progress of contracts and an operational framework in place at all business bases for the Group’s proprietary Lit i View software to ensure optimum performance through adequate allocation of resources across the Group.

The financial performance of the Legal Tech business has been monitored by business base. Following the appointment of the Global Legal Tech Business Division General Manager and implementation of the new structure, the Group has determined that it is more effective and efficient to monitor the legal business as a whole instead of individual business bases not only for the purpose of a seamless organizational operation, but also for monitoring financial performance globally. This enables the Group to centralize the marketing initiatives and allocate resources where they are most needed and to strive to perform to the optimum performance levels globally in the legal business. Accordingly, the Group has revised the categories used in monitoring the business performance as follows.

From the three-month period ended March 31, 2018, reportable segments, namely Japan (Legal), USA, and Other are aggregated and renamed to “Legal Tech.” In addition, Japan (AI) and Other are aggregated into a single segment called “AI Solution” to better reflect economic characteristics and the nature of the products.

Segment information for the fiscal year ended March 31, 2017, is presented under the new bases of segmentation.

(Changes in calculation of cost in the reportable segment)

As mentioned in the “Changes in accounting policies” section, the Company changed the methodology used in calculating the cost of software effective from the three-month period ended September 30, 2017. Due to this change, segment profits for the “Legal Tech” decreased by 679 thousand yen and segment loss for the “AI Solution” increased by 5,225 thousand yen for the fiscal year ended March 31, 2018. The new method of calculating the cost is not applied retrospectively, as the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017, and prior periods.

Per share information

(Yen)

	Previous year (from April 1, 2016 to March 31, 2017)	Current year (from April 1, 2017 to March 31, 2018)
Net assets per share	125.99	108.55
Loss per share	(26.07)	(19.08)
Diluted earnings per share	—	—

Notes:

(1)    Diluted earnings per share are not presented due to net loss per share for the fiscal year ended March 31, 2018, despite the existence of diluted shares.

(2)    Basis for calculation of net loss per share is as follows:

Item	Previous year (from April 1, 2016 to March 31, 2017)	Current year (from April 1, 2017 to March 31, 2018)
Loss per share (yen)
Net loss attributable to owners of the parent (thousands of yen)	(948,067)	(725,263)
Amount not attributed to common stockholders (thousands of yen)	—	—
Net loss attributable to owners of the parent (thousands of yen)	(948,067)	(725,263)
Average number of common stock outstanding during the year (shares)	36,372,576	38,007,877

Significant subsequent events

Based on a resolution on the Board of Directors’ Meeting held on March 23, 2018, the Company merged FRONTEO Communications, Inc. (“FCC”), as the dissolved company, into the Company, as the surviving company, on May 8, 2018, the effective date.

1.                  Purpose of the merger

Since its establishment, FCC provided services utilizing the Group’s own-developed AI, “KIBIT,” to its customers in the Business to Consumer (BtoC) and BtoBtoC business areas.

The Board of Directors approved an absorption-type merger between the Company and FCC in order to accelerate the Group’s extension and optimize management of its AI Solution business through integrated management of the Company’s Business to Business (BtoB) area in the business intelligence field in the AI Solution business and FCC’s digital communication business field.

2.                  Outline of the merger

(1)             Schedule

Board of Directors’ meeting (waiver of the debt of FCC): March 23, 2018

Board of Directors’ meeting (approval of the merger agreement): March 23, 2018

Signing of the merger agreement: March 23, 2018

Scheduled date of the merger: May 8, 2018

(2)             Method of the merger

An absorption-type merger, with the Company as the surviving company and FCC as the dissolved company. The procedures for a simplified merger (kan-i-gappei) was performed after the Company waived the debt of FCC, and FCC recovered from its insolvency.

Type and amount of the debt to be waived by the Company(1)	Accounts receivable	192 million yen
	Advances paid	28 million yen
Date of the waiver	May 2, 2018

(3)             Details of allotment related to the merger

There will be no issuance of new Company shares or cash payment at the Company as a result of the merger.

(4)             Handling of share subscription rights and bonds with share subscription rights of the dissolving company FCC has not issued share subscription rights or bonds with share subscription rights.

3.                  Outline of the dissolving company in the absorption-type merger (as of March 31, 2018)

Company name	FRONTEO Communications, Inc.
Financial position and operating results	Capital	10 million yen	Operating loss	84 million yen
	Net assets	(174) million yen	Ordinary loss	84 million yen
	Total Assets	166 million yen	Net loss	84 million yen
Line of business	Digital marketing business

4.                  Status of the merger

After the merger, there will be no change in the name, location of head office, name and title of representative, line of business, capital, or fiscal year-end of the Company.

5.                  Outline of the accounting treatment for the merger

In accordance with the “Accounting Standard for Business Combinations” and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures,” issued by Accounting Standards Board of Japan, the merger was accounted for as a transaction under common control.

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.